UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the period ended: June 30, 2021

Red Oak Capital Fund II, LLC
(Exact name of issuer as specified in its charter)

Delaware	82-3269349
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

625 Kenmoor Avenue SE, Suite 200
Grand Rapids, Michigan 49546
(Full mailing address of principal executive offices)

(616) 734-6099
(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

In this semi-annual report, references to the “Company,” “we,” “us” or “our” or similar terms refer to Red Oak Capital Fund II, LLC, a Delaware limited liability company and references to our “Manager” refer to Red Oak Capital GP, a Delaware limited liability company, our sole member and manager. As used in this semi-annual report, an affiliate of, or person affiliated with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

Red Oak Capital Fund II, LLC, a Delaware limited liability company, was formed on April 25, 2017. We acquire and manage commercial real estate loans and securities and other real estate-related debt instruments. We implement an investment strategy that preserves and protects our capital while producing attractive risk-adjusted returns generated from current income on our portfolio. We actively participate in the servicing and operational oversight of our assets through our manager, Red Oak Capital GP, LLC, or our Manager, rather than subrogate those responsibilities to a third party.

The Company does not act as a land or real estate developer and currently has no intent to invest in, acquire, own, hold, lease, operate, manage, maintain, redevelop, sell or otherwise use any undeveloped real property or developed real property, unless such actions are necessary or prudent based upon borrower default in accordance with the terms of the debt instruments held by the Company.

We filed an offering statement on Form 1-A, or the Offering Statement, with the United States Securities and Exchange Commission, or the SEC, on June 6, 2018, which offering statement was qualified by the SEC on September 4, 2018. Pursuant to the Offering Statement, we offered a minimum of $2,000,000 in the aggregate and a maximum of $50,000,000 in the aggregate of the Company’s 6.5% senior secured bonds, or the Bonds. The purchase price per Bond was $1,000, with a minimum purchase amount of $10,000. As of August 1, 2019, the Offering reached the maximum aggregate raise of $50,000,000 through issuing $3,143,000 and $46,857,000 of Series A and Series B Bonds, respectively. Proceeds from the sale of the Bonds was used to invest in collateralized senior commercial mortgage notes, or property loans, and pay or reimburse selling commissions and other fees and expenses associated with the offering of the Bonds.

As of June 30 2021, the Company held nine senior secured loans, providing $37,600,853 of senior secured loans to various borrowers. The portfolio of loans possessed interest rates averaging 17% and maturities ranging from September 5, 2020 to March 31, 2021. The following table outlines the major terms of each loan closed by the Company as lender:

Borrower	Location	Maturity	Note Principal	Interest Rate
Fleurdelis Hospitality, Inc.	Livingston, TX	9/5/2020	$5,000,000	17.50%
Chamberlin-Trenton Land Development LLC	Trenton, MI	3/31/2021	$2,863,353	16.00%
Day X Day Industrial, LLC	Gilbert, AZ	12/28/2020	$1,595,000	17.00%
Bravicci, LLC	Kansas City, MO	6/28/2020	$4,840,000	16.00%
Dei Vitae Enterprises, LLC	Oak Brook, IL	7/30/2020	$6,600,000	16.00%
Tuglife Marine, LLC	St. Thomas, USVI	3/6/2021	$3,765,000	17.00%
181 Rehg, LLC	Denver, CO	3/27/2021	$6,825,000	17.00%
Patio Theater Holdings, LLC	Chicago, IL	9/30/2020	$2,362,500	17.00%
LaRose Hospitality, LLC	Livingston, TX	11/1/2020	$3,750,000	17.50%

 On April 21, 2021, the previous sponsor, Red Oak Capital Group, LLC (“ROCG”), of Red Oak Capital Fund II, LLC (the “Company”) completed an interest exchange (the “Exchange”) whereby Red Oak Capital Holdings, LLC (“ROCH”) acquired all of the equity interests in the Company’s manager, Red Oak Capital GP, LLC (“ROGP”), from ROCG (former 90% owner of ROGP) and Mr. Raymond Davis (former 10% owner of ROGP).  Further information is available in the Current Report on Form 1-U dated April 27, 2021, located at: https://www.sec.gov/Archives/edgar/data/0001742521/000165495421004672/redoakii_1u.htm

We are managed by our Manager, which is wholly owned by Red Oak Capital Holdings, LLC and wholly controlled by Red Oak Holdings Management, LLC, a Delaware limited liability company, or our Sponsor, a Grand Rapids, Michigan based commercial real estate finance company specializing in the acquisition, processing, underwriting, operational management and servicing of commercial real estate debt instruments. We benefit from our Sponsor’s significant experience in the marketing and origination of project transactions in which to properly and efficiently evaluate suitable investments for our Company.

We do not have any employees. We rely on the employees of our Sponsor, as the sole member of our Manager, and its affiliates for the day-to-day operation of our business.

Results of Operations – For the Six-Months Ended June 30, 2021

We operate on a calendar year. Set forth below is a discussion of our operating results for the six-months ended June 30, 2021.

As of June 30, 2021, the Company held nine senior secured loans, providing $37,600,853 of senior secured loans to various borrowers. This set of loans possessed interest rates ranging between 16% and 17.5% (averaging 16.75%) and where the maturities ranged from September 5, 2020 to March 31, 2021.

On April 30, 2021, the Company completed a sale of the 80-unit multifamily property located in Augusta, GA, formerly owned by Nakaddu, LLC for $3.5 million. The sale resulted in net proceeds of approximately $3.3 million and a net gain of approximately $212,000.

The borrowers generally have the option to extend the maturity date of the notes for two additional six-month terms, subject to certain terms and conditions, including the payment of extension points in an amount equal to one percent (1.0%) of the outstanding and unpaid principal at the time of each additional extension and a half percent (0.5%) increase in the note’s interest rate for each additional extension option. The notes are prepayable in whole or in part, subject to the following penalties for prepayment: (i) any payment of principal within the first six (6) months of the loan term is subject to a penalty of three percent (3.0%) of the unpaid principal balance; and (ii) during the remainder of the loan term, any prepayment of the principal outstanding balance outside of the six (6) months prior to the maturity date is subject to a penalty of one percent (1.0%) of the unpaid principal balance.

For the period ending June 30, 2021, our total revenues from operations amounted to $4,014,823. Operating costs for the same period, including bond interest expense of $2,567,913 and a provision for loan losses of $2,770,000 amounted to $6,031,203. Net loss for the period amounted to $1,598,999.

As of the issuance date of this report, the Company has deployed substantially all the remaining net proceeds from the issuance of the bonds.

Results of Operations – For the Six-Months Ended June 30, 2020

We operate on a calendar year. Set forth below is a discussion of our operating results for the six-months ended June 30, 2020.

As of June 30, 2020, the Company held twelve senior secured loans, providing $45,314,250 of senior secured loans to various borrowers. This set of loans possessed interest rates ranging between 10% and 16% (averaging 13%) and where the maturities ranged from September 5, 2020 to December 28, 2020.

The borrowers generally have the option to extend the maturity date of the notes for two additional six-month terms, subject to certain terms and conditions, including the payment of extension points in an amount equal to one percent (1.0%) of the outstanding and unpaid principal at the time of each additional extension and a half percent (0.5%) increase in the note’s interest rate for each additional extension option. The notes are prepayable in whole or in part, subject to the following penalties for prepayment: (i) any payment of principal within the first six (6) months of the loan term is subject to a penalty of three percent (3.0%) of the unpaid principal balance; and (ii) during the remainder of the loan term, any prepayment of the principal outstanding balance outside of the six (6) months prior to the maturity date is subject to a penalty of one percent (1.0%) of the unpaid principal balance.

On March 3, 2020, the 80-unit multifamily property located in Augusta, GA, formerly owned by Nakaddu, LLC, was acquired through foreclosure. The note originally matured on March 26, 2020 and the cost basis of the asset is approximately $3.18 million.

For the period ending June 30, 2020, our total revenues from operations amounted to $3,839,688. Operating costs for the same period, including bond interest expense of $2,574,238 and management fees of $441,429 amounted to $699,318. Net income for the period amounted to $699,318.

As of the issuance date of this report, the Company has deployed substantially all the remaining net proceeds from the issuance of the bonds.

Liquidity and Capital Resources

As of June 30, 2021, we had sold $3,143,000 and $46,857,000 of Series A and Series B Bonds, pursuant respectively. On June 15, 2021, all of the outstanding Series A Bonds were redeemed. $3,185,562 was distributed to Series A bondholders, of which $42,562 was accrued interest and $3,143,000 was bond principal. Our principal demands for cash will continue to be for acquisition costs, including the purchase price or principal amount of any property loans, securities or other assets we acquire, the payment of our operating and administrative expenses, and all continuing debt service obligations, including our debt service on the Bonds. Generally, we will fund additional acquisitions from the net proceeds from income earned and the maturity of existing first mortgage loans. We intend to acquire additional assets with cash and/or debt.

The Company had cash on hand of $3,390,295 and zero bond service reserves. The bond service reserves were required pursuant to the Indenture related to the Bonds, which requires 3.75% of the gross proceeds from the Offering to be placed into a reserve account held by the bond trustee for the purpose of paying our bond service obligations through November 18, 2019. Upon November 18, 2019, the reserve account remaining proceeds were returned to the Company and the account was closed.

We expect to use debt financing in addition to our Bonds as a source of capital. We have a limit of 25% of the aggregate Bond principal raised on the amount of additional debt that can be employed in the operations of the business.

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and all continuing debt service obligations, including the debt service obligations of the Bonds. However, our ability to finance our operations is subject to some uncertainties. Our ability to generate working capital is dependent upon the performance of the mortgagor related to each of our assets and the economic and business environments of the various markets in which our underlying collateral properties are located. Our ability to liquidate our assets is partially dependent upon the state of real estate markets and the ability of mortgagors to obtain financing at reasonable commercial rates. In general, we intend to pay debt service from cash flow obtained from operations. If cash flow from operations is insufficient then we may exercise the option to partially leverage the asset to increase liquidity. If we have not generated sufficient cash flow from our operations and other sources, such as from borrowings, we may use funds out of our Bond Service Reserve. Moreover, our Manager may change this policy, in its sole discretion, at any time to facilitate meeting its cash flow obligations.

Potential future sources of capital include secured or unsecured financings from banks or other lenders, establishing additional lines of credit, proceeds from the sale of assets and undistributed cash flow, subject to the limitations previously described. Note that, currently, we have not identified any additional source of financing, other than the proceeds from our Bonds offering, and there is no assurance that such sources of financing will be available on favorable terms or at all.

Trend Information

We reached the maximum allowable raise and closed the Offering as of August 1, 2019. As such, we will no longer issue additional bonds. On June 15, 2021, all outstanding Series A Bonds were redeemed. We anticipate Bond redemptions to decrease in the second half of 2021 as the Series B Bonds do not mature until June 30, 2024. We intend to use the net proceeds from the Offering to continue to issue senior secured loans on commercial real estate and thereby increase cash flows.

In the six months ending June 30, 2020, we closed on zero senior secured loans. In the six months ending June 30, 2021, we closed on zero senior secured loans. Outstanding loan principal as of June 30, 2020 and June 30, 2021 was $41,898,000 and $37,600,853, respectively. The loan loss reserve increased from $125,000 to $13,140,000 from June 30, 2020 to June 30, 2021. As additional loans payoff, the loan loss reserves will decrease on the existing portfolio and the Company will use the proceeds to close on new senior secured loans. We anticipate capital deployment and loan payoffs to increase in the second half of 2021. As we issue additional senior secured loans on commercial real estate, the Company’s cash flows increase.

As of the date of this semi-annual report, we have foreclosed on one of our senior secured loans, see Note 4 in the Notes to Financial Statements, and currently have nine senior secured loans outstanding that are under a notice of default having aggregate unpaid amounts of $37,600,853, see Note 3 in the Notes to Financial Statements. The Company has established a provision for loan loss reserves of $13.14 million to principal and interest for these senior secured loans.

As a result of the global outbreak of a new strain of coronavirus, COVID-19, economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of the outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to our future financial results and capital raising efforts. We are unable to quantify the impact COVID-19 may have on us at this time. We have experienced an increase in the number of late payments and defaulting borrowers as of the date of this report and may experience additional adverse effects in the performance of our existing loans as a result of COVID-19 which may materially alter our ability to pay our debt service obligations and fees.

Item 2. Other Information

 None.

Item 3. Financial Statements

Red Oak Capital Fund II, LLC
Balance Sheets

	June 30, 2021	December 31, 2020
	(Unaudited)	(Audited)

Cash and cash equivalents	$3,390,295	$1,706,305
Mortgage loans receivable, held for investment, net	24,402,114	31,518,091
Loan interest receivable	8,689,696	5,328,959
Accrued paid-in-kind interest	-	8,797
Accounts receivable	-	28,411
Escrow proceeds receivable	22,500	-
Total current assets	36,504,605	38,590,563

Property - held for sale, net	-	3,084,778

	$36,504,605	$41,675,341

Liabilities and Member's Deficit

Current portion of series A bonds payable, net	-	$3,099,858
Loan interest reserves	$2,069,282	2,397,663
Loan construction reserves	2,149,339	2,516,732
Bond interest payable	992,673	1,046,785
Property security deposits	-	20,360
Due to managing member	14,594	14,594
Total current liabilities	5,225,888	9,095,992

Series B bonds payable, net	43,963,388	43,665,022
Total long-term liabilities	43,963,388	43,665,022

	49,189,276	52,761,014

	(12,684,671)	(11,085,673)

Total liabilities and member's deficit	$36,504,605	$41,675,341

Red Oak Capital Fund II, LLC
Statements of Operations
(Unaudited)

	For the Six Months Ending June 30
	2021	2020

Revenue:
Mortgage interest income	$3,910,756	$3,730,912
Paid-in-kind interest income	5,278	-
Rental income	98,681	105,423
Bank interest income	108	3,353
Total revenue	4,014,823	3,839,688

Expenses:
Bond interest expense	2,567,913	2,574,238
Management fees	441,429	441,429
Professional fees	135,039	55,900
General and administrative	116,822	31,093
Provision for loan losses	2,770,000	-
Depreciation expense	-	37,710
Total expenses	6,031,203	3,140,370

Realized and unrealized gain (loss) on investments:
Net realized gain (loss) on investments	417,382	-
Net change in realized and unrealized gains (losses) on investments	417,382	-

Net income (loss)	$(1,598,998)	$699,318

Red Oak Capital Fund II, LLC
Statements of Changes in Member's Capital
(Unaudited)

Managing Member

Member's deficit, January 1, 2020	$(2,440,463)

Net income (loss)	699,318

Member's deficit, June 30, 2020	$(1,741,145)

Member's deficit, January 1, 2021	(11,085,673)

Net income (loss)	(1,598,998)

Member's deficit, June 30, 2021	$(12,684,671)

Red Oak Capital Fund II, LLC
Statements of Cash Flows
(Unaudited)

	For the Six Months Ending June 30
	2021	2020

Cash flows from operating activities:
Net income (loss)	$(1,598,998)	$699,318

Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation of real estate owned	-	37,710
Accretion of loan origination income	(122,877)	(932,461)
Amortization of debt issuance costs	484,508	480,668
Provision for loan losses	2,770,000	-
Change in other operating assets and liabilities:
Net change in loan interest receivable	(3,360,737)	(1,549,092)
Net change in accrued paid-in-kind interest	8,797	-
Net change in accounts receivable	28,411	(24,866)
Net change in other asset	-	8,000
Net change in escrow proceeds receivable	(22,500)	-
Net change in bond interest payable	(54,112)	-
Net change in due to managing member	-	(2,925)
Net change in property security deposits	(20,360)	14,860

Net cash provided by (used in) operating activities	(1,887,868)	(1,268,788)

Cash flows from investing activities:
Mortgage notes repaid	4,468,854	660,213
Loan interest reserves	(328,381)	(91,368)
Loan construction reserve drawdowns	(367,393)	(743,813)
Property	3,084,778	-

Net cash provided by (used in) investing activities	6,857,858	(174,968)

Cash flows from financing activities:
Redemptions of Series A Bonds	(3,143,000)	-
Redemptions of Series B Bonds	(143,000)	-

Net cash provided by (used in) financing activities	(3,286,000)	-

Net change in cash, cash equivalents, and restricted cash	1,683,990	(1,443,756)

Cash, cash equivalents, and restricted cash, beginning of period	1,706,305	5,121,017

Cash, cash equivalents, and restricted cash, end of period	$3,390,295	$3,677,261

Red Oak Capital Fund II, LLC
Notes to Financial Statements
For the periods ending June 30, 2021 and December 31, 2020
(Unaudited)

1. Organization

Red Oak Capital Fund II, LLC, (the “Company”) is a Delaware limited liability company formed to originate senior loans collateralized by commercial real estate in the United States of America. The Company’s purpose is to originate, acquire, and manage commercial real estate loans and securities and other commercial real estate-related debt instruments. Red Oak Capital GP, LLC is the Managing Member and owns 100% of the member interests in the Company.

The Company formed on April 25, 2017 and commenced operations on November 16, 2018. The Company raised a maximum of $50 million of Series A Bonds and Series B Bonds pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended. The minimum offering requirement of $2 million was achieved and an initial closing was held on November 16, 2018 whereby the intial offering proceeds were released from escrow. The Company’s term is indefinite.

The Company’s operations may be affected by the recent and ongoing outbreak of the coronavirus (COVID-19) which was declared a pandemic by the World Health Organization in March 2020. Possible effects of the pandemic may include, but are not limited to, delay of payments from borrowers, an increase in extension risk, higher rate of defaults, and delaying loan closing periods due to third parties experiencing quarantines or social distancing within the labor workforce. The ultimate disruption which may be caused by the outbreak is uncertain; however, it may result in a material adverse impact on the Company’s financial position, operations and cash flows.

2. Significant accounting policies

Basis of presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and all values are stated in United States dollars.

Use of estimates

The preparation of the financial statements requires the Managing Member to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. In particular, the COVID-19 pandemic and the resulting adverse impacts to global economic conditions, as well as our operations, may affect future estimates including, but not limited to, our allowance for loan losses. The Managing Member believes the estimates utilized in preparing the Company’s financial statements are reasonable and prudent; however, actual results could differ from these estimates and such differences could be material to the Company's financial statements.

Fair value – hierarchy of fair value

In accordance with FASB ASC 820-10, Fair Value Measurements and Disclosures, the Company discloses the fair value of its assets and liabilities in a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation. FASB ASC 820-10-35-39 to 55 provides three levels of the fair value hierarchy as follows:

Level One - Inputs use quoted prices in active markets for identical assets or liabilities of which the Company has the ability to access.

Level Two - Inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level Three - Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.

Red Oak Capital Fund II, LLC
Notes to Financial Statements
For the periods ending June 30, 2021 and December 31, 2020
(Unaudited)

2. Significant accounting policies (continued)

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgement and considers factors specific to each asset or liability.

Cash and cash equivalents and restricted cash

Cash represents cash deposits held at financial institutions. Cash equivalents may include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held to meet short-term liquidity requirements, rather than for investment purposes. Restricted cash represents cash held in escrow for the benefit of the Company’s bondholders for the payment of the debt service obligation. Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation or Securities Investor Protection Corporation limitations.

The Company follows Accounting Standards Update No. 2016-18, Restricted Cash (“ASU 2016-18”), which clarifies the presentation requirements of restricted cash within the statement of cash flows. The changes in restricted cash and restricted cash equivalents during the period should be included in the beginning and ending cash and cash equivalents balance reconciliation on the statement of cash flows.

Property

Property are stated at cost less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets, currently 27.5 years.

Mortgage loans receivable

Mortgage loans receivable are classified as held-for-investment based on the Company’s intention and ability to hold the loans until maturity. The loans are stated at the amount of unpaid principal adjusted for any impairment or allowance for loan losses. The Company’s mortgage loans receivable consist of senior secured private company loans collateralized by the borrower’s underlying commercial real estate assets. The repayment of the loans will be dependent upon the borrower’s ability to obtain a permanent financing solution or to sell the commercial real estate asset. The Company’s mortgage loans receivable have heightened credit risk stemming from several factors, including the concentration of loans to a limited number of borrowers, the likelihood of construction projects running over budget, and the inability of the borrower to sell the underlying commercial real estate asset.

Impairment and allowance for loan losses

Mortgage loans receivable are considered “impaired” when, based on observable information, it is probable the Company will be unable to collect the total amount outstanding under the contractual terms of the loan agreement. The Managing Member assesses mortgage loans receivable for impairment on an individual loan basis and determines the extent to which a specific valuation allowance is necessary by comparing the loan’s remaining balance to either the fair value of the collateral, less the estimated cost to sell, or the present value of expected cash flows, discounted at the loan’s base interest rate.

An allowance for loan losses on mortgage loans receivable is established through a provision for loan losses charged against income and includes specific reserves for impaired loans. Loans deemed to be uncollectible are charged against the allowance when the Managing Member believes that the collectability of the principal is unlikely and subsequent recoveries, if any, are credited to the allowance. The Managing Member’s periodic evaluation of the adequacy of the allowance is based on an assessment of the current loan portfolio, including known inherent risks, adverse situations that may affect the borrowers’ ability to repay, the estimated value of any underlying collateral, and current economic conditions. Net provisions for loan losses of $2,770,000 and $0 were recorded for the periods ending June 30, 2021 and June 30, 2020, respectively.

Red Oak Capital Fund II, LLC
Notes to Financial Statements
For the periods ending June 30, 2021 and December 31, 2020
(Unaudited)

2. Significant accounting policies (continued)

Revenue recognition and accounts receivable

Interest income on mortgage loans receivable is recognized over time using the interest method. Interest is accrued when earned in accordance with the terms of the loan agreement.

Loan origination income is accreted over the life of the mortgage loan receivable using the interest method and is reflected as a direct deduction from the related mortgage loans receivable in the accompanying balance sheet. Accretion of loan origination income totaled $0 and $932,461 for the periods ending June 30, 2021 and June 30, 2020, respectively, and included in interest income in the accompanying statement of operations. The Company had gross mortgage loans receivable of $37.60 and $42.07 million, presented net of approximately $0.06 and $0.18 million of unamortized deferred loan origination income and $13.14 and $10.37 million of loan loss reserves at June 30, 2021 and December 31, 2020, respectively.

Bonds payable

Company-issued bonds will be held as a liability upon the effective date of closing. The bond interest will be expensed on an accrual basis. The contingent interest associated with the bonds will be recognized on an accrual basis at the end of each reporting period assuming a hypothetical liquidation of the Company’s mortgage loans receivable at fair value.

Income taxes

As a limited liability company, the Company itself is not subject to United States federal income taxes. The sole member is individually liable for income taxes, if any, on its share of the Company's net taxable income. Accordingly, no provision or credit for income taxes is recorded in the accompanying financial statements. The Company anticipates paying distributions to its member in amounts adequate to meet their tax obligation.

The Company applies the authoritative guidance for uncertainty in income taxes included in Financial Accounting Standards Board (“FASB”) ASC 740, “Income Taxes”, as amended by Accounting Standards Update 2009-06, “Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities.” This guidance requires the Company to recognize a tax benefit or liability from an uncertain position only if it is more likely than not that the position is sustainable, based on its technical merits and consideration of the relevant taxing authority’s widely understood administrative practices and precedents. If this threshold is met, the Company would measure the tax benefit or liability as the largest amount that is greater than 50% likely of being realized upon ultimate settlement.

As of June 30, 2021 and December 31, 2020, the Company had not recorded any benefit or liability for unrecognized taxes.

The Company files United States federal income tax returns as well as various state returns. With few exceptions, the Company’s tax returns and the amount of allocable income or loss are subject to examination by taxing authorities for three years subsequent to the Company’s commencement of operations. If such examinations result in changes to income or loss, the tax liability of the members could be changed accordingly. There are currently no examinations being conducted of the Company by the Internal Revenue Service or any other taxing authority.

The Company accrues all interest and penalties under relevant tax law as incurred. As of June 30, 2021 and December 31, 2020, no amount of interest and penalties related to uncertain tax positions was recognized in the statement of operations.

Red Oak Capital Fund II, LLC
Notes to Financial Statements
For the periods ending June 30, 2021 and December 31, 2020
(Unaudited)

2. Significant accounting policies (continued)

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Recent Accounting Pronouncements – Not Yet Adopted

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments - Credit Losses: Measurement of Credit Losses of Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 requires financial assets measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net carrying value at the amount expected to be collected on the financial asset. An entity will be required to disclose information about how it developed its allowance for credit losses, including changes in the factors that influenced management’s estimate of expected credit losses and the reasons for those changes for financial assets measured at amortized cost. ASU 2016-13 is effective for the Company, under the extended transition period under the JOBS Act, for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. The Company is still evaluating the impact of adopting ASU 2016-13 on its financial statements.

3. Mortgage loans receivable

Mortgage loans receivable as of June 30, 2021 and December 31, 2020 are comprised of the following:

	6/30/2021	12/31/2020
Mortgage loans receivable	$37,600,853	$42,069,707
Deferred origination fees	(58,739)	(181,616)
Loan loss reserves	(13,140,000)	(10,370,000)

Mortgage loans receivable, held for investment, net	$24,402,114	$31,518,091

At June 30, 2021, this consisted of nine mortgage loans where the interest rate weighted average was 16.75% and where the maturities ranged from September 5, 2020 to March 31, 2021, based on twelve-month terms with two borrower options to extend an additional six months. The Company earned and accrued approximately $3.91 million of mortgage loan interest income and $5,278 in PIK interest income during the period ending June 30, 2021. At the end of 2020, this consisted of 11 mortgage loans where the interest rate weighted average was 15.4% and where the maturities ranged from July 30, 2020 to November 6, 2021, based on twelve-month terms with two optional six-month extensions. The Company earned and accrued approximately $3.73 million of mortgage loan interest income and $0 in PIK interest income during the period ending June 30, 2020.

Red Oak Capital Fund II, LLC
Notes to Financial Statements
For the periods ending June 30, 2021 and December 31, 2020
(Unaudited)

3. Mortgage loans receivable (continued)

In accordance with the Company’s mortgage loans receivable agreements, each borrower must fund a loan interest reserve account. As of June 30, 2021 and December 31, 2020, the loan interest reserve account contained approximately $2.07 and $2.40 million, respectively. Additionally, the Company holds certain construction funds on behalf of each borrower which is then paid out in accordance with a construction budget and draw schedule. The loan construction reserve balance was approximately $2.15 million and $2.52 million as of June 30, 2021 and December 31, 2020, respectively.

On January 21, 2020, the Company issued a notice of default to a mortgage note borrower, Dei Vitae Enterprises, LLC, for a failure to make interest payments. On April 17, 2020, the Company issued a notice of loan acceleration and increased the interest rate to the default rate of 16% per annum. Since the borrower failed to deliver the payoff, the Company has proceeded with foreclosure proceedings and has placed the property into receivership. The note originally matured on July 30, 2020 and holds an unpaid principal balance of $6,600,000 with interest receivable of approximately $1,413,000 as of June 30, 2021. The Company has established a provision for loan losses in the amount of $3,220,000 for this note at December 31, 2020. An additional provision for loan losses of $640,000 was added at June 30, 2021.

On January 21, 2020, the Company issued a notice of default to a mortgage note borrower, Patio Theater Holdings, LLC, for a failure to make interest payments. On May 15, 2020, the Company issued a notice of loan acceleration and increased the interest rate to the default rate of 16% per annum. As the note passed the initial maturity, the interest rate increased to 16.5% and later to 17%. Since the note was not paid off in accordance with the acceleration notice, the Company has begun the process of foreclosure and is in workout negotiations with the borrower. The note originally matured on September 30, 2020 and holds an unpaid principal balance of $2,362,500 with interest receivable of approximately $603,000 as of June 30, 2021. The Company has established a provision for loan losses in the amount of $490,000 for this note at December 31, 2020. An additional provision for loan losses of $30,000 was added at June 30, 2021.

On March 2, 2020, the Company issued a notice of default to a mortgage note borrower, 181 Rehg, LLC, for a failure to make interest payments. On May 15, 2020, the Company issued a notice of loan acceleration and increased the interest rate to the default rate of 16% per annum. As the note passed the initial maturity, the interest rate increased to 16.5% and later to 17%. Since the note was not paid off in accordance with the acceleration notice, the Company has begun the process of foreclosure and is in workout negotiations with the borrower. The note originally matured on September 27, 2020 and holds an unpaid principal balance of $6,825,000 with interest receivable of approximately $1,694,000 as of June 30, 2021. The Company has established a provision for loan losses in the amount of $1,580,000 for this note at December 31, 2020. An additional provision for loan losses of $560,000 was added at June 30, 2021.

On May 15, 2020, the Company issued a notice of default to a mortgage note borrower, Day X Day Industrial, LLC, for a failure to make interest payments and increased the interest rate to the default rate of 16% per annum. As the note passed the initial maturity, the interest rate increased to 16.5% and later to 17.0%. Since the note was not paid off in accordance with the acceleration notice, the Company has begun the process of foreclosure and is in workout negotiations with the borrower. The note originally matured on June 28, 2020 and holds an unpaid principal balance of $1,595,000 with interest receivable of approximately $340,000 as of June 30, 2021. The Company has established a provision for loan losses in the amount of $490,000 for this note at December 31, 2020. An additional provision for loan losses of $110,000 was added at June 30, 2021.

On October 20, 2020, the Company issued a notice of default to a mortgage note borrower, Bravicci, LLC, for a failure to make interest payments and increased the interest rate to the default rate of 16% per annum. Since the note was not paid off in accordance with the acceleration notice, the Company has begun the process of foreclosure and is in workout negotiations with the borrower. The note originally matured on June 28, 2020 and holds an unpaid principal balance of $4,840,000 with interest receivable of approximately $1,045,000 as of June 30, 2021. The Company has established a provision for loan losses in the amount of $200,000 for this note at December 31, 2020. An additional provision for loan losses of $440,000 was added at June 30, 2021.

On December 10, 2020, the Company issued a notice of default to a mortgage note borrower, Fleurdelis Hospitality, Inc., for a failure to make interest payments and increased the interest rate to the default rate of 17.5% per annum. Since the note was not paid off in accordance with the acceleration notice, the Company has begun the process of foreclosure and is in workout negotiations with the borrower. The note originally matured on March 5, 2020 and holds an unpaid principal balance of $5,000,000 with interest receivable of approximately $1,384,000 as of June 30, 2021. The Company has established a provision for loan losses in the amount of $2,380,000 for this note at December 31, 2020. An additional provision for loan losses of $460,000 was added at June 30, 2021.

Red Oak Capital Fund II, LLC
Notes to Financial Statements
For the periods ending June 30, 2021 and December 31, 2020
(Unaudited)

3. Mortgage loans receivable (continued)

On December 10, 2020, the Company issued a notice of default to a mortgage note borrower, LaRose Hospitality, LLC, for a failure to make interest payments and increased the interest rate to the default rate of 17% per annum. As the note passed the initial maturity, the interest rate increased to 17.5%. Since the note was not paid off in accordance with the acceleration notice, the Company has begun the process of foreclosure and is in workout negotiations with the borrower. The note originally matured on November 1, 2020 and holds an unpaid principal balance of $3,750,000 with interest receivable of approximately $806,000 as of June 30, 2021. The Company has established a provision for loan losses in the amount of $870,000 for this note at December 31, 2020. An additional provision for loan losses of $280,000 was added at June 30, 2021.

On February 1, 2021, mortgage note borrower 400 Chesapeake St SE LLC paid off its note with a principal balance of $2,918,854. The note originally matured on November 6, 2021 and had an interest rate of 8% with an additional paid-in-kind interest rate of 2%. The Company received $2,680,930 in proceeds from loan payoff resulting in a full payoff of the loan carrying amount, including all principal, interest and other charges, net of outstanding interest and construction reserves.

On March 4, 2021, the Company issued a notice of default to a mortgage note borrower Chamberlin-Trenton Land Development LLC for a failure to make interest payments and increased the interest rate to the default rate of 16% per annum. Since the note was not paid off in accordance with the acceleration notice, the Company has begun the process of foreclosure and is in workout negotiations with the borrower. The note originally matured on June 27, 2020 and holds an unpaid principal balance of $2,863,353 with interest receivable of approximately $367,000 as of June 30, 2021. The Company has established a provision for loan losses in the amount of $1,100,000 for this note at December 31, 2020. An additional provision for loan losses of $230,000 was added at June 30, 2021.

On April 8, 2021, mortgage note borrower The Hubbard Group, LLC paid off its note with a principal balance of $1,550,000. The note originally matured on June 27, 2020 and had an interest rate of 12%. The Company received $1,631,591 in proceeds from the full loan payoff.

4. Property – held for sale, net

The following is a summary of the Company’s property as of June 30, 2021 and December 31, 2020:

	6/30/2021	12/31/2020
Property	$-	$3,180,796
Accumulated depreciation	-	(96,018)
Property, net	$-	$3,084,778

On December 28, 2020, the Company accepted an offer for $3.5 million for the property, at which point the asset met the criteria to be considered held for sale. The sale of this property closed on April 30, 2021, resulting in net proceeds of approximately $3.3 million and net gain of approximately $212,000.

5. Member’s equity

During the periods ending June 30, 2021 and June 30, 2020, the Managing Member, as sole member of the Company, made no capital contributions and received no distributions.

Red Oak Capital Fund II, LLC
Notes to Financial Statements
For the periods ending June 30, 2021 and December 31, 2020
(Unaudited)

6. Related party transactions

The Company pays an annual management fee, calculated and payable on a quarterly basis, to the Managing Member. The management fee is based on an annual rate of 2.00% of the gross principal outstanding of Series A Bondholders and 1.75% of gross principal outstanding of Series B Bondholders. For the periods ending June 30, 2021 and June 30, 2020, $441,429 and $441,429 of management fees have been earned, respectively. Zero management fees were held as payable to the Managing Member as of June 30, 2021 and December 31, 2020.

The Company pays an acquisition fee to the Managing Member. The acquisition fee is calculated as 0.50% of the gross mortgage loans receivable, inclusive of any closing costs. During the periods ending June 30, 2021 and June 30, 2020, zero acquisition fees have been earned. As of June 30, 2021 and December 31, 2020, $14,594 and $14,594 of acquisition fees were held as payable to the Managing Member, respectively.

The Company pays organization fees, calculated and payable at every closing, to the Managing Member. The organizational fee is calculated as 2.00% of the gross principal outstanding of both Series A and Series B Bondholders. During the periods ending June 30, 2021 and June 30, 2020, zero organization fees have been earned. As of June 30, 2021 and December 31, 2020, zero organization fees were held as payable to the Managing Member.

7. Bonds payable

During the periods ending June 30, 2021 and June 30, 2020, the Company did not issue any Series A or B Bonds. The Bonds are secured by a senior blanket lien on all assets of the Company. The Company has incurred debt issuance costs from the Series A and Series B Bond offerings. The Company capitalizes and amortizes the costs through the maturity of each Series as applicable. As of June 30, 2021 and December 31, 2020, there have been approximately $4.83 million of debt issuance costs incurred by the Company. During the periods ending June 30, 2021 and June 30, 2020, approximately $485,000 and $481,000 was amortized to bond interest expense during the periods, respectively.

Bonds payable as of June 30, 2021 and December 31, 2020 are comprised of the following:

	6/30/2021	12/31/2020
Series A bonds payable	$3,143,000	$3,143,000
Series B bonds payable	46,857,000	46,857,000
Debt issuance costs	(2,750,612)	(3,235,120)
Series A redemptions	(3,143,000)	
Series B redemptions	(143,000)	

Total bonds payable, net	$43,963,388	$46,764,880

The Company has initiated quarterly interest payments to the Series A and Series B Bondholders at a rate of 6.5% per annum and 8.5% per annum, respectively. The Company paid $2,137,516 and $2,093,570 of bond interest expense to Direct Transfer LLC, the transfer agent, during the periods ending June 30, 2021 and June 30, 2020, respectively, in accordance with the offering circular. For the periods ending June 30, 2021 and June 30, 2020, the Company recorded approximately $2,083,000 and $2,094,000 of bond interest expense, respectively. As of June 30, 2021 and December 31, 2020, $992,673 and $1,046,785 is held as payable to both sets of Bondholders, respectively.

In accordance with the Series A and Series B Bond Offering Documents and Indenture, a Bond Service Reserve account was established with Prime Trust. As it is required, the Company keeps 3.75% of gross offering proceeds with the trustee for a period of one year following the first closing date of November 16, 2018. On November 16, 2019, the Bond Service Reserve requirement was terminated and the funds remaining of $166,118 in the Prime Trust account were returned to the Company.

The maturity date of Series A Bonds was August 1, 2021, two years following the termination of the bond offering, whereas the maturity date will be August 1, 2024, five years following the termination of the bond offering for Series B Bonds. Upon the maturity of the Series A and Series B Bonds, the bondholders will receive a Contingent Interest Payment equal to 4% and 24% of the Spread, respectively. The Spread is defined as the difference between such bond’s pro-rata share of revenue derived from senior secured private company loans less the interest paid to such bondholder, withholding for fees at the discretion of the Managing Member. As of June 30, 2021 or December 31, 2020, the Company has accrued no contingent interest.

Red Oak Capital Fund II, LLC
Notes to Financial Statements
For the periods ending June 30, 2021 and December 31, 2020
(Unaudited)

 7. Bonds payable (continued)

On June 15, 2021, all of the outstanding Series A Bonds were redeemed. $3,185,562 was distributed to Series A bondholders, of which $42,562 was accrued interest and $3,143,000 was bond principal.

Series B Bonds are redeemable beginning January 1, 2021. Once the Company receives written notice from the bondholder, it will have 120 days from the date of receipt to redeem the bonds at a price per bond equal to: (i) $880 plus any accrued but unpaid interest on the Bond if the notice is received on or after January 1, 2021 and (ii) $900 plus any accrued but unpaid interest on the Bond if the notice is received on or after January 1, 2023.

The Company’s obligation to redeem bonds in any given year pursuant to this Series B Redemption is limited to 10% of the outstanding principal balance of the Series B Bonds on January 1 of the applicable year. Bond redemptions pursuant to the Series B Redemption will occur in the order that notices are received.

Upon maturity, and subject to the terms and conditions described in the offering memorandum, the bonds will be automatically renewed at the same interest rate for an additional five years in the case of Series B bonds, unless redeemed upon maturity at the Company or the bondholders’ election.

8. Commitments and contingencies

The Company has provided general indemnifications to the Managing Member, any affiliate of the Managing Member and any person acting on behalf of the Managing Member or that affiliate when they act, in good faith, in the best interest of the Company. The Company is unable to develop an estimate of the maximum potential amount of future payments that could potentially result from any hypothetical future claim but expects the risk of having to make any payments under these general business indemnifications to be remote.

9. Subsequent events

The financial statements were approved by management and available for issuance on September 22, 2021. Subsequent events have been evaluated through this date.

Item 4. Exhibits

The following exhibits are filed as part of this semi-annual report on Form 1-SA:

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of Red Oak Capital Fund II, LLC, incorporated by reference to Exhibit 2(a) of the Company’s Form 1-A filed on June 6, 2018

(2)(b)	Limited Liability Company Agreement of Red Oak Capital Fund II, LLC, incorporated by reference to Exhibit 2(b) of the Company’s Form 1-A filed on June 6, 2018

(3)(a)	Form of Indenture between Red Oak Capital Fund II, LLC and Prime Trust, LLC, incorporated by reference to Exhibit 3(a) of the Company’s Form 1-A/A filed on August 1, 2018

(3)(b)	Form of Series A Bond, incorporated by reference to Exhibit 3(b) of the Company’s Form 1-A/A filed on August 1, 2018

(3)(c)	Form of Series B Bond, incorporated by reference to Exhibit 3(c) of the Company’s Form 1-A/A filed on August 1, 2018

(3)(d)	Pledge and Security Agreement, incorporated by reference to Exhibit 3(d) of the Company’s Form 1-A/A filed on August 1, 2018

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RED OAK CAPITAL FUND II, LLC,
a Delaware limited liability company

By:             Red Oak Capital GP, LLC,
                   a Delaware limited liability company
Its:             Sole Member

By:            Red Oak Capital Holdings, LLC,
                  a Delaware limited liability company
Its:            Sole Member

By:            Red Oak Holdings Management, LLC,
                  a Delaware limited liability company
Its:            Manager

By:            /s/ Gary Bechtel
Name:       Gary Bechtel
Its:            Manager

By:            /s/ Joseph Elias
Name:       Joseph Elias
Its:            Manager

 By:            /s/ Kevin Kennedy
Name:       Kevin Kennedy
Its:            Manager

By:            /s/ Jason Anderson
Name:       Jason Anderson
Its:            Manager

By:            /s/ Raymond Davis
Name:       Raymond Davis
Its:            Manager

Date: September 22, 2021

By:       /s/ Gary Bechtel
Name:  Gary Bechtel
Its:       Chief Executive Officer of the Sole Member of the Manager
            (Principal Executive Officer)

Date: September 22, 2021

By:       /s/ Jason Anderson
Name:  Jason Anderson
Its:        Chief Financial Officer of the Sole Member of the Manager
            (Principal Financial Officer and Principal Accounting Officer)

Date: September 22, 2021